Exhibit 99.1

Americas Silver Corporation Provides Third Quarter Production and Cost Update

TORONTO--(BUSINESS WIRE)--October 31, 2017--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) today announced consolidated production and operating cost results for the third quarter of 2017 and individually for its Cosalá Operations and Galena Complex. All figures are in U.S. dollars unless otherwise indicated.

Third Quarter Highlights

  Consolidated silver production for the quarter of approximately 565,000 silver ounces and 1.1 million silver equivalent1 ounces, representing an increase of 1% and decrease of 6%, respectively, when compared to Q2, 2017, and a decrease of 5% and increase 1%, respectively, year-over-year.
  Consolidated cash costs2 for the quarter were approximately $12.61 per silver ounce, an increase of 26% year-over-year, while consolidated all-in sustaining costs2 were approximately $15.92 per silver ounce, an increase of 24% year-over-year.
  The Company processed 69,000 tonnes of silver-copper El Cajón ore producing 160,000 ounces of silver. El Cajón ore was mined in the second quarter as transitional feed to bridge the period until the commencement of San Rafael production. It was not determined to be in commercial production and was omitted from the quarterly consolidated cost calculations. Adjusting for this production, consolidated cash costs and all-in sustaining costs would have been $11.75 and $14.18 per silver ounce, respectively.
  San Rafael ore development continued to increase to approximately 1,000 tonnes per day at the end of October. The Company expects San Rafael to be the sole source of mill feed by mid-November 2017 with commercial production expected before the end of the fourth quarter. The project remains fully funded and is tracking well to budget.
  The Company has performed two test runs of San Rafael ore, one at the end of September and the second at the end of October to test the new flotation and concentrate re-grind circuits. Both tests confirmed circuit performance predicted in the San Rafael Prefeasibility Study.
  Guidance for 2017 remains at 2.0 - 2.5 million ounces of silver production and silver equivalent production of 5.0 - 5.5 million ounces with projected cash costs at the high end of the $4.00 - $5.00 per silver ounce and all-in sustaining cash costs of $9.00 - $10.00 per silver ounce ranges depending on the timing of the declaration of commercial production of San Rafael.
  The Company has cash and cash equivalents of $8.7 million at September 30, 2017. The Company expects to release its third quarter financial results on or before November 14, 2017.

“The Cosalá team has done an effective job at managing the development and operations of three different mines and a successful drill program during 2017,” said Americas Silver President and CEO Darren Blasutti. “We expect this strong performance to continue through to the end of 2017 and into 2018 with San Rafael coming into production on time and on budget in the next couple of weeks. We made a prudent decision to process El Cajón ore in the third quarter that increased costs in order to free up working capital that otherwise would have been inaccessible for years.”

Consolidated Third Quarter Production Details

Consolidated silver production for the third quarter of 2017 was 564,833 silver ounces which represents an increase of 1% over the previous quarter and a decrease of 5% year-over-year. Silver equivalent production was approximately 1.1 million ounces, a decrease of 6% over the previous quarter and an increase of 1% year-over-year. The decrease in silver and silver equivalent production is primarily due to lower tonnage and grade at the Galena Complex, partially offset by continuing strong production from the Nuestra Señora and El Cajón mines as the Cosalá Operations prepares to commence commercial production from San Rafael later in the quarter.

Table 1
Consolidated Production Highlights
	Q3 2017	Q2 2017	Change	Q3 2016	Change
Processed Ore (tonnes milled)	174,677	179,427	-3%	166,770	5%
Silver Production (ounces)	564,833	557,892	1%	596,855	-5%
Silver Equivalent Production (ounces)	1,107,874	1,175,836	-6%	1,107,110	1%
Silver Grade (grams per tonne)	111	107	4%	124	-11%
Cost of Sales ($ per equiv. ounce silver)[1]	$9.17	$11.00	-17%	$10.25	-11%
Cash Costs ($ per ounce silver)[1]	$12.61	$7.21	75%	$10.00	26%
All-in Sustaining Costs ($ per ounce silver)[1]	$15.92	$10.65	50%	$12.86	24%
Zinc Production (pounds)	1,433,961	2,904,374	-51%	2,183,814	-34%
Lead Production (pounds)	5,369,482	6,435,048	-17%	7,991,507	-33%
Copper Production (pounds)	507,285	273,475	85%	326,639	55%

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for Q3, 2017 and Q2, 2017 excludes pre-production of 160,128 and 22,549 silver ounces, respectively, and 238,919 and 32,955 silver equivalent ounces, respectively, mined from El Cajón during its commissioning period, and for Q3, 2017 excludes pre-production of 5,146 silver ounces and 30,161 silver equivalent ounces mined from San Rafael during its commissioning period. Pre-production revenue and cost of sales from El Cajón and San Rafael are capitalized as an offset to development costs.

Consolidated cash costs increased 75% to $12.61 per silver ounce compared to the previous quarter and 26% year-over-year. All-in sustaining costs increased 50% to $15.92 per silver ounce compared to the previous quarter and 24% year-over-year. The increase in cash costs and all-in sustaining costs was primarily due to lower tonnage and grade at the Galena Complex as the mine progressed through lower grade areas of the mine while catching up on development in higher grade areas and the processing of El Cajón ore in the quarter. The impact of this beneficial work will be realized starting in the fourth quarter.

Approximately 69,000 tonnes of ore from the El Cajón mine was milled in Q3, 2017 as the stockpiled El Cajón silver-copper ore could not be processed with either silver-zinc-lead Nuestra Señora or San Rafael ore. The material yielded concentrates containing approximately 160,000 ounces of silver and 462,000 pounds of copper. By processing this ore before the San Rafael production start-up, approximately $3.4 million of pre-production revenue was realized that would have stayed on the stockpile until the end of the San Rafael mine life. The criteria necessary to declare sustainable commercial production of this transitional ore were determined not to have been met. As a result, the by-product revenues and pre-production costs were omitted from the consolidated cash costs and all-in sustaining cost costs calculation. If El Cajón pre-production revenues and costs were included, the adjusted consolidated cash costs would have been approximately $11.75 per silver ounce and all-in sustaining costs would have been approximately $14.18 per silver ounce for the quarter.

Cosalá Operations Production Details

During Q3, 2017, the Cosalá Operations progressed its transition from the existing Nuestra Señora and El Cajón mines to initial production from the San Rafael mine. Production for the Cosalá Operations was primarily sourced from the silver-zinc-lead-copper Nuestra Señora mine during the first two months of Q3, 2017 and silver-copper El Cajón ore in September. Nuestra Señora was originally planned to cease production in early Q2, 2017, but has been extended to take advantage of additional material sourced from various areas of the existing workings. It is expected that stockpiled Nuestra Señora ore will be processed during Q4, 2017 up to the commencement of San Rafael ore processing in mid-late November.

The Cosalá Operations produced 277,752 ounces of silver during the third quarter of 2017 and 528,823 ounces of silver equivalent inclusive of El Cajón and pre-production material from San Rafael. Excluding the El Cajón and San Rafael material, the Cosalá Operations produced 112,478 ounces of silver during the third quarter of 2017 and 259,743 ounces of silver equivalent during the same period at cost of sales of $1.32 per silver equivalent ounce, cash costs and all-in sustaining costs of $3.16 per silver ounce. While silver production increased 15% compared to the previous quarter and 14% year-over-year, silver equivalent production decreased 6% compared to the previous quarter as a result of lower by-product production of zinc and lead from Nuestra Señora partially offset by increased copper production. Cash costs and all-in sustaining costs improved year-over-year by 68% and 73%, respectively, as Nuestra Señora ore was produced with lower operating costs and minimal development work.

Table 2
Cosalá Operations Highlights
	Q3 2017	Q2 2017	Change	Q3 2016	Change
Processed Ore (tonnes milled)	134,273	134,778	-1%	121,875	10%
Silver Production (ounces)	277,752	242,523	15%	242,916	14%
Silver Equivalent Production (ounces)	528,823	564,112	-6%	436,774	21%
Silver Grade (grams per tonne)	74	66	12%	75	-1%
Cost of Sales ($ per equiv. ounce silver)[1]	$1.32	$7.57	-83%	$9.96	-87%
Cash Costs ($ per ounce silver)[1]	$3.16	($2.81)	213%	$9.84	-68%
All-in Sustaining Costs ($ per ounce silver)[1]	$3.16	($2.81)	213%	$11.72	-73%
Zinc Production (pounds)	1,433,961	2,904,374	-51%	2,183,814	-34%
Lead Production (pounds)	793,058	1,351,258	-41%	885,560	-10%
Copper Production (pounds)	507,285	273,475	85%	326,639	55%

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for Q3, 2017 and Q2, 2017 excludes pre-production of 160,128 and 22,549 silver ounces, respectively, and 238,919 and 32,955 silver equivalent ounces, respectively, mined from El Cajón during its commissioning period, and for Q3, 2017 excludes pre-production of 5,146 silver ounces and 30,161 silver equivalent ounces mined from San Rafael during its commissioning period. Pre-production revenue and cost of sales from El Cajón and San Rafael are capitalized as an offset to development costs.

The Company provided an exploration update for its Cosalá properties on August 24, 2017. The Company expects to complete up to 12 additional holes in Q4, 2017 to further define the geological controls and extent of mineralization in and around the known Zone 120 resource. Further exploration drilling is being proposed for 2018. Results from the ongoing 2017 drilling are expected to be released in early 2018.

San Rafael Update

The Company continued to advance towards production at the San Rafael project during the quarter. Underground development is progressing as expected with ore production ramping up from multiple working faces. The reconfigured Los Braceros mill has been successfully tested with San Rafael ore. Concentrates containing approximately 5,000 ounces of silver, 211,000 pounds of zinc and 134,000 pounds of lead were produced from approximately 6,000 tonnes processed during the quarter. A second trial campaign of approximately 7,000 tonnes occurred in late October to further refine operating parameters. The results of the two campaigns were positive with recoveries and concentrate grades supportive of estimates used in the April 2016 Prefeasibility Study. The surface ore stockpile contains approximately 20,000 tonnes of San Rafael ore and is increasing by nearly one thousand tonnes per day. The mill is expected to shift to San Rafael ore on a full-time basis in mid-November with commercial production to be declared before the end of the quarter. The project remains fully funded and tracking well to budget.

Galena Complex Production Details

The Galena Complex produced 287,081 ounces of silver during the third quarter of 2017 and 579,051 ounces of silver equivalent during the same period at cost of sales of $12.69 per silver equivalent ounce, cash costs of $16.31 per silver ounce and all-in sustaining costs of $20.92 per silver ounce. Silver and silver equivalent production decreased 9% and 5%, respectively, compared to the previous quarter, and decreased 19% and 14%, respectively, year-over-year. Cash costs increased by 15% compared to the previous quarter and 61% year-over-year and all-in sustaining costs were up 4% compared to the previous quarter and 53% year-over-year. Both silver and lead production were below expectations in the third quarter due to a shortfall in tonnage and grade. With the San Rafael transition going as expected, management is focused on returning Galena to an acceptable level of operating performance by advancing several planning-related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016.

Table 3
Galena Complex Highlights
	Q3 2017	Q2 2017	Change	Q3 2016	Change
Processed Ore (tonnes milled)	40,404	44,649	-10%	44,895	-10%
Silver Production (ounces)	287,081	315,369	-9%	353,939	-19%
Silver Equivalent Production (ounces)	579,051	611,724	-5%	670,336	-14%
Silver Grade (grams per tonne)	233	231	1%	258	-10%
Cost of Sales ($ per equiv. ounce silver)	$12.69	$13.98	-9%	$10.44	22%
Cash Costs ($ per ounce silver)	$16.31	$14.20	15%	$10.10	61%
All-in Sustaining Costs ($ per ounce silver)	$20.92	$20.03	4%	$13.63	53%
Lead Production (pounds)	4,576,424	5,083,790	-10%	7,105,947	-36%

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the successful completion of the San Rafael project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period.

2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A. The performance measures for the quarter ended September 30, 2017 are preliminary throughout this press release subject to refinement from the Company’s third quarter financial results to be released on or before November 14, 2017.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO